Corus Group plc

               Resolutions Passed at Extraordinary General Meeting



LONDON (December 5, 2003) Corus Group plc ("Corus") announced that at the extraordinary general meeting held earlier today the placing and open offer, announced on November 12, 2003, of 1,304,340,897 new ordinary shares at the issue price of 23.5 pence per share was approved by Corus' shareholders. The placing and open offer raised approximately (pound)291 million after expenses. The admission and commencement of dealings in new ordinary shares issued pursuant to the placing and open offer is expected to take place on December 8, 2003.

As part of the placing and open offer, shareholders also approved that each existing ordinary share be subdivided and converted into one new ordinary share of 10 pence in the capital of Corus having the same rights as each ordinary share of 50 pence each had prior to such subdivision and conversion and one deferred share of 40 pence in the capital of Corus. Deferred shares of 40 pence in the capital of Corus are effectively worthless and shall have no entitlement to dividend and no rights as such to receive notice of or to attend or vote at any general meeting of Corus (subject to certain limited exceptions as set out in the notice of extraordinary general meeting). It is intended that the deferred shares will be cancelled. The share capital subdivision is expected to be completed on December 8, 2003.

This announcement does not constitute, or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an available exemption from registration. No public offering of securities is being made in the United States.

For further information, please contact:

Corus Group plc

Investor Relations                          Tel: +44 0(20) 7717 4501

Corporate Relations                         Tel: +44 0(20) 7717 4502